05037693

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 24805

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH. D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEWPORT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40853 BUCHAREST LANE
(No. and Street)

TEMECULA (City) CA (State) 92591 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY KILPATRICK (951) 587-6910
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY B. SHELTON, CPA
(Name — *if individual, state last, first, middle name*)

118 CACHANILLA COURT (Address) PALM DESERT (City) CA (State) 92260 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY KILPATRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORT SECURITIES CORPORATION, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
DILIP PATEL
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1423975
RIVERSIDE COUNTY
MY COMM. EXP. JUNE 21, 2007

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

with

Report of Independent Public Accountant

DECEMBER 31, 2004

GREGORY B. SHELTON
CERTIFIED PUBLIC ACCOUNTANT
118 CACHANILLA COURT
PALM DESERT, CA 92260
Telephone (760) 779-9494
Fax (760) 779-9404

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newport Securities Corporation
40853 Bucharest Lane
Temecula, Ca 92591

I have audited the accompanying balance sheets of Newport Securities Corporation for the years ended December 31, 2004 and 2003 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Securities Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Gregory B. Shelton CPA

Gregory B. Shelton
Certified Public Accountant

February 21, 2005

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2004 & 2003

ASSETS

	12/31/04	12/31/03
Current Assets		
Cash in bank and trading accounts	$ 42,243	$ 39,070
Cash - deposit account	51,181	50,868
Employee advances	10,567	3,367
Receivables from brokers & dealers	54,695	44,124
Prepaid insurance	138	138
Total Current Assets	158,824	137,567
Fixed Assets (Note 1)		
Transportation equipment	6,179	6,179
Office equipment	157,508	153,458
Office furniture	39,745	37,378
Subtotal	203,432	197,015
Accumulated depreciation	(164,843)	(159,889)
Total Net Fixed Assets	38,589	37,126
Other Assets		
Security deposits	686	686
Investment in warrants (Note 11)	3,300	3,300
Total Other Assets	3,986	3,986
TOTAL ASSETS	$ 201,399	$ 178,679

See accompanying notes

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2004 & 2003

LIABILITIES & STOCKHOLDER'S EQUITY

	12/31/04	12/31/03
Current Liabilities		
Credit card payable	$ 5,143	$ 5,424
Accrued rent	0	1,600
Income taxes payable	800	800
Accrued payroll taxes	2,105	1,518
Accrued salaries	25,000	17,450
Broker's commission payable	1,227	863
Notes payable - current portion	715	1,358
Total Current Liabilities	34,990	29,013
Non-current Liabilities		
Notes payable (Note 4)	715	2,102
Stockholder loan (Note 3)	112,500	112,500
Less: Current portion	(715)	(1,358)
Total Non-current Liabilities	112,500	113,244
Total Liabilities	147,490	142,257
STOCKHOLDER'S EQUITY		
Common stock - stated value $ .13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 1,290,294 shares (Note 5)	155,098	155,098
Retained earnings	(98,689)	(116,176)
Less: Treasury stock	(2,500)	(2,500)
Total Stockholder's Equity	53,909	36,422
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 201,399	$ 178,679

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

	12/31/04	12/31/03
Revenues		
Commissions	$ 471,501	$ 365,786
Interest	26,705	20,197
Total Revenues	498,206	385,983
Expenses		
Automotive & truck	$ 29,861	$ 21,839
Bank charges	596	513
Business promotion	1,267	1,875
Cleaning	488	613
Commissions	21,540	18,372
Computer expenses	17,282	12,498
Contributions	0	150
Depreciation	4,954	4,070
Education & training	2,080	2,173
Insurance	12,254	10,470
Interest	4,854	5,737
Legal & accounting	5,189	9,366
Licenses & taxes	1,043	25
Meals & entertainment	7,857	6,169
Medical	255	300
Memberships, dues & subscriptions	193	1,304
Miscellaneous	1,269	1,267
Office supplies	6,038	4,278
Payroll taxes	14,761	12,640
Penalties	38	46
Pension contributions	11,000	0
Postage & delivery	1,891	1,205
Printing	1,318	448
Quote service & rental	331	0
Regulatory services	4,687	3,549
Rent (Note 6)	19,600	19,200
Repairs & maintenance	4,539	5,142
Salaries & wages - office	54,320	46,408
Salaries - officer	177,000	114,200
Telephone	9,149	6,813
Trading costs	53,635	39,435
Travel	4,611	795
Utilities	6,019	5,515
Total Expenses	479,919	356,415

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

	12/31/04	12/31/03
Income (loss) from operations	$ 18,287	$ 29,568
Other Income (Loss)		
Product rebate	0	423
Sale of asset	0	146
Total Other Income (Loss)	0	569
Income (loss) before provision for income taxes	18,287	30,137
Provision for income taxes	800	800
Net Income (Loss)	17,487	29,337
Retained Earnings (Deficit) - Beginning	(116,176)	(145,513)
Retained Earnings (Deficit) - Ending	$ (98,689)	$(116,176)

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Operating Activities	
Net Income	$ 17,487
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,954
Increase in receivables from brokers and dealers	(10,571)
Increase in accrued salaries	7,550
Increase in commissions payable	364
Decrease in accrued rent	(1,600)
Increase in deposits	(313)
Increase in accrued payroll taxes	587
Increase in employee advances	(7,200)
Decrease in credit card payable	(281)
Net Cash Provided by Operating Activities	10,977
Investing Activities	
Payments on notes payable	(1,387)
Purchase of fixed assets	(6,417)
Net Cash Used by Investing Activities	(7,804)
Increase in Cash and Cash Equivalents	3,173
Cash and Cash Equivalents at December 31, 2003	39,070
Cash and Cash Equivalents at December 31, 2004	$ 42,243

See accompanying notes

NEWPORT SECURITIES CORPORATION
SCHEDULE OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

	12/31/04	12/31/03
Total Assets	$ 201,399	$ 178,679
Less: Total liabilities exclusion of subordinated debt	(34,990)	(29,757)
Net Worth	166,409	148,922
Less: Fixed, prepaid and long-term assets	(53,280)	(44,617)
Net capital before haircuts on securities	113,129	104,305
Less: Haircuts on money market fund, trading accounts and securities held	0	0
Net Capital	$ 113,129	$ 104,305

See accompanying notes

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - Significant Accounting Policies

The Company has adopted the accrual method of determining income for financial statement purposes and the cash method of reporting for tax purposes.

Property, plant & equipment is stated at cost and the related depreciation is provided by use of the straight-line and accelerated methods over their estimated useful lives as follows:

	Useful lives
Automotive equipment	5 years
Office equipment	5 years
Office furniture	5-7 years

Maintenance and repair expenditures are charged as expense to operations. Betterments and renewals are capitalized and depreciated.

Bad debts are recorded by use of the direct write-off method.

The Corporation has elected to file as a regular corporation for federal tax purposes. This means that all profits and losses will no longer be passing through to the corporation stockholders. The Corporation is now liable for federal income tax and California Franchise tax.

NOTE 2 - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

NOTE 3 - Notes payable - shareholder consists of a fully subordinated loan to the Corporation by Ms. Lester Kilpatrick, a stockholder. This loan is repayable on or after October 1, 1990. There has been no change in this loan or its terms during the 2004 year. Interest of $ 5,625 was paid on the loan during the year.

See accountant's audit report

NOTE 4 - Bank loans consist of the following:

3.90 % Note payable with monthly payments of $ 120. Principle balance to be paid in full by June, 2005.	$ 715
Subtotal	715
Less: Current portion	(715)
Total Long-term portion	$ 0

NOTE 5 - On December 10, 1987, the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 1,290,294 and decreasing the stated value of each share to $ .13 1/3. Of the shares issued, 15,000 shares are held as treasury stock.

NOTE 6 - The Company rents its facility from one of its stockholders, at $ 1,600 per month.

NOTE 7 - Reserve, possession or control requirements under SEC Rule 15c3-3 - Newport Securities Corporation does business on a fully disclosed basis through Legg Mason, Inc., and is subject to the reserve, possession or control requirements per SEC Rule 15c3-3. Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NOTE 8 - Newport Securities Corporation has only one office, hence, no consolidation. There is no material difference between the audited and unaudited financial statements.

NOTE 9 - As part of the audit of the books, records and internal control on Newport Securities Corporation, I found no material inadequacies as to the Corporation's systems of procedures.

NOTE 10 - I have examined the financial statements of Newport Securities Corporation for the year ended December 31, 2004 and have issued my report thereon dated February 21, 2005. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing procedures for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required

NOTE 10 - (Continued) - by Rule 17-a 13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 11 - Investment in private placement of warrants and common stock of NASDAQ which were allocated to the firm as an NASD member. These shares are valued at their original cost.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newport Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

NEWPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2004 AND 2003

SCHEDULE III

Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

	12/31/04	12/31/03
Common stock - stated value $. 13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 1,290,294 shares	$ 155,098	$ 155,098
Retained earnings - beginning	(116,176)	(145,513)
Net income (Loss)	17,487	29,337
Retained earnings - ending	(98,689)	(116,176)
Less: Treasury stock	(2,500)	(2,500)
Total Shareholder Equity	$ 53,909	$ 36,422

There were no other additions or withdrawls of capital during the year.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Liabilities Subordinated to General Creditors - December 31, 2003	$ 112,500
Changes to Loans Subordinated to General Creditors	0
Liabilities Subordinated to General Creditors - December 31, 2004	$ 112,500

The Company paid interest of 5 % on the Subordinated Loan to the Company's majority shareholder during the current year. No changes in Liabilities Subordinated to the Claims of General Creditors were made during the current year.

NEWPORT SECURITIES CORPORATION
NET CAPITAL RECONCILIATION
DECEMBER 31, 2004

Net Capital per 1st Focus Filing	$ 138,492
Net Capital per Audit Report & Amended Focus Filing	113,129
Difference due to Adjusting Entries	$ (25,363)

List of Adjusting Entries for Reconciliation

Additional commission receivable	$	2,075
Accrued Franchise tax		(800)
Additional trading expenses		(15)
Accrued salaries		(25,000)
Accrued penalties		(38)
Accrued payroll taxes		(1,585)
Total Adjustment	$	(25,363)

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: NEWPORT SECURITIES CORPORATION

Address: 40853 Bucharest Ln.
Temecula, CA. 92591

Telephone: (951) 587-6910

SEC Registration Number:

NASD Registration Number: 8250

(ii) Accounting Firm

Name: Gregory B. Shelton

Address: 118 Cachanilla Court
Palm Desert, CA. 92260

Telephone: (760) 779-9494

Accountant's State Registration Number:

(iii) Audit date covered by the Agreement:

Dec. (Month) 31 (Day) 2004 (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(x) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: Jeffrey L. Kilpatrick

(By Firm's FINOP or President)

Title: President Date: 2/25/05